May 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael R. Clampitt
Mr. Josh Samples

Re:	Midland States Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-210683)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby join Midland States Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Monday, May 23, 2016, at 3:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that 2,725 copies of the Preliminary Prospectus dated May 11, 2016, were furnished to the underwriters and distributed by the underwriters approximately as follows from May 11, 2016 through the date hereof: 2,700 copies to institutional investors and 25 copies to others.

We, the undersigned, as representative of the underwriters, have and will, and each underwriter has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very Truly Yours,

SANDLER O’NEILL & PARTNERS, L.P.
as Representative of the Underwriters

SANDLER O’NEILL & PARTNERS, L.P.

By:	/s/ Jennifer Docherty
	Name:	Jennifer Docherty
	Title:	Authorized Signatory

KEEFE, BRUYETTE & WOODS, INC.
as Representative of the Underwriters

By:	/s/ Eric Kalinowski
	Name:	Eric Kalinowski
	Title:	Authorized Signatory